File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2024

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2024, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
INR	1,800,000,000	7.00	99.31	3-July-2024	17-Apr-2033
AUD	25,000,000	4.83	99.558	10-July-2024	21-June-2039
HKD	780,000,000	3.730	100.00	16-July-2024	16-July-2029
USD	50,000,000	5.00 Multi-Callable	100.00	16-July-2024	16-July-2029
USD	2,500,000,000	4.375	99.320	17-July-2024	17-July-2034
USD	50,000,000	4.343	100.00	17-July-2024	2-July-2029
USD	100,000,000	Floating Rate	99.545	23-July-2024	10-June-2031
CHF	145,000,000	0.9475	100.00	26-July-2024	26-July-2032
GBP	100,000,000	4.375	101.457	26-July-2024	2-May-2033
INR	5,000,000,000	7.00	100.390	30-July-2024	17-Apr-2033
GBP	250,000,000	4.00	99.068	31-July-2024	17-Dec-2029
USD	1,000,000,000	Floating Rate	100.00	1-Aug-2024	1-Aug-2029
INR	6,250,000,000	7.35	102.660372	12-Aug-2024	6-Oct-2030
USD	50,000,000	3.90	100.00	15-Aug-2024	15-Aug-2029
GBP	50,000,000	3.875	99.486	16-Aug-2024	15-Feb-2029
GBP	50,000,000	3.875	99.814	23-Aug-2024	15-Feb-2029
INR	8,400,000,000	7.35	103.244610	4-Sep-2024	6-Oct-2030
USD	500,000,000	5.13 Multi-Callable	100.00	11-Sep-2024	11-Sep-2054
INR	2,500,000,000	7.00	100.68	12-Sep-2024	25-Jan-2029
USD	150,000,000	3.654	100.00	12-Sep-2024	12-Sep-2029
USD	2,000,000,000	3.625	99.627	17-Sep-2024	17-Sep-2031
INR	2,750,000,000	7.00	101.854	20-Sep-2024	17-Apr-2033
USD	100,000,000	Floating Rate	100.182	20-Sep-2024	5-Oct-2028
USD	100,000,000	5.00 Multi-Callable	100.00	25-Sep-2024	25-Sep-2054

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2024

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2024

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB or IADB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 21, 2024, which includes the Ordinary Capital financial statements for the year ended December  31, 2023. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

The new Institutional Strategy “Transforming for Scale and Impact.”

At the 2024 Annual Meeting, the Board of Governors (BoG) approved the new Institutional Strategy (the Strategy) for the Bank, which sets the Bank’s strategic direction through 2030. The Strategy establishes the IDB to be the partner of choice for Latin America and the Caribbean, with a commitment to addressing the region’s vulnerabilities and unlocking its potential to foster transformative social and economic progress while actively combating climate change. It will be guided by the three core objectives of reducing poverty and inequality, addressing climate change, and bolstering sustainable regional growth. The Strategy is accompanied by a set of reforms to transform the IDB to achieve greater scale and impact, which are aligned with the global discussions around Multilateral Development Banks (MDB) reform. It will be measured by a new Impact Framework with the key performance indicators and targets to guide the IDB.

The BoG also approved the proposal for a new replenishment of the Multilateral Investment Fund (IDB Lab). The new replenishment is structured as a multi-source funding model that involves direct contributions by participating donors, matched at the aggregate level by transfers from the Bank on behalf of its member countries.

Recent market updates

For 2024, global economic growth is projected to slow down, indicating a gradual easing in advanced economies, and growth rates in Latin America and the Caribbean (LAC) are also expected to decelerate. As of October 2024, market analysts still predict a growth rate of 1.7% for 2024, with a return to higher growth in the 2-2.3% range anticipated in 2025. A positive development that complements this outlook is the fact that the US Federal Reserve has started an easening cycle with a 50bps reduction in its

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management’s Discussion and Analysis.

Management’s Discussion and Analysis	4

base rate. This will make it easier for LAC economies to keep up with their own easening cycles, which had started earlier than in the US. With better coordination between LAC and US monetary policy cycles, a lower interest rate spread vis-a-vis the US will tend to reduce pressures on capital outflows and real exchange rate depreciation in the region.

The Bank remains the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. Management expects Bank approvals during 2024 of approximately $15 billion and disbursements, in line with prior year, of approximately $10 billion.

From a financial standpoint, Bank policies require Management to balance projected equity accumulation and growth of (risk-weighted) assets through its long-term financial plans. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility and it regularly assesses financial resiliency through stress testing. All internal and external capital and liquidity metrics remained within their respective policy thresholds.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the nine months ended September 30, 2024 and 2023, as well as for the year ended December 31, 2023.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Nine months ended		Year ended
	September 30,		December 31,
	2024	2023	2023
Operational Highlights
Approved developmental assets	$5,878	$6,818	$12,515
Undisbursed portion of approved developmental assets	30,504	28,947	30,369
Gross disbursements of developmental assets	4,912	7,465	11,087
Net (collections) disbursements of developmental assets(1)	(678)	1,373	2,891
Balance Sheet Data
Investments, after swaps(2)	$37,574	$35,165	$32,421
Developmental Assets
Loans outstanding(3)	115,002	114,065	116,239
Debt securities	686	841	836
Allowance for credit losses	767	925	827
Total assets	156,617	152,400	152,019
Borrowings outstanding, after swaps	116,418	115,232	113,358
Equity	39,567	38,600	38,846
Income Statement Data
Operating Income(4)	$890	$796	$1,207
Net fair value adjustments on non-trading portfolios and foreign currency transactions(5)	94	140	(101)
Other components of net pension benefit costs	125	160	213
Board of Governors approved transfers	(159)	(140)	(140)
Net income	950	956	1,179
Comprehensive income	867	800	1,038
Ratios
Total debt(6) to equity(7) ratio	3.1	3.1	3.0
Total assets to equity(7) ratio	4.1	4.1	4.1
Cash and investments as a percentage of borrowings outstanding, after swaps	31.6%	30.8%	29.0%
Cost to income ratio(8)	35.2%	36.8%	38.7%
Return on equity ratio(9)	3.3%	1.6%	3.2%
Return on assets ratio(10)	0.8%	0.4%	0.8%

(1)	Includes gross loan disbursements, less loan principal repayments (and prepayments) and collection of debt securities.
(2)	Includes accrued interest.
(3)

Includes deferred loan origination fees and costs. Excludes interest rate and foreign currency swaps in a net asset position of $2,242 million as of September 30, 2024 ($3,279 million in a net asset position as of September 30, 2023) and $2,082 million in a net asset position as of December 31, 2023.

(4)	See page 8 for a full discussion of Operating Income.
(5)

Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments’ maturity approaches and their fair values converge with their amortized costs. See page 10 for a full discussion.

(6)	Borrowings (after swaps) and guarantee exposure.
(7)	See page 12, sources of funds section, for a definition of “Total Equity”.
(8)

Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments—net gains (losses) and net of Borrowing expenses.

(9)	Twelve months rolling operating income divided by average equity.
(10)	Twelve months rolling operating income divided by average total assets.

Management’s Discussion and Analysis	6

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of September 30, 2024 approximately 97% (December 31, 2023 - 96%) of the outstanding developmental assets are sovereign-guaranteed (SG).

For 2024, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.80% and 0.50% (2023 - 0.85% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

Table 1 presents a summary of the developmental assets approved for the nine months ended September 30, 2024 and 2023.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	Nine months ended
	September 30, 2024				September 30, 2023
		Concessional				Concessional
	SG	SG	SEP	Total	SG	SG	SEP	Total
Loans
Number	50	3	4	57	50	3	8	61
Amount	$5,697	$23	$8	$5,728	$6,690	$114	$14	$6,818
								—
Guarantees								—
Number	1	—	—	1	—	—	—	—
Amount	$150	$—	$—	$150	$—	$—	$—	$—

Total	$5,847	$23	$8	$5,878	$6,690	$114	$14	$6,818

Table 2 presents the undisbursed portion of approved developmental assets as of September 30, 2024 and December 31, 2023.

TABLE 2: UNDISBURSED PORTION OF APPROVED DEVELOPMENTAL ASSETS

(Expressed in millions of United States dollars)

	September 30, 2024		December 31, 2023
	Total	Signed	Total	Signed
Sovereign-guaranteed Loans	$29,780	$21,803	$29,396	$21,492
Sovereign-guaranteed-concessional Loans	368	368	404	397
Non-Sovereign-guaranteed Loans	338	100	541	294
Social Entrepreneurship Program	18	9	28	11

Total	$30,504	$22,280	$30,369	$22,194

Table 3 presents the sovereign and non-sovereign-guaranteed loans and guarantees portfolios as of September 30, 2024 and December 31, 2023.

TABLE 3: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	September 30, 2024	December 31, 2023
Sovereign Loans	$111,619	$112,443
Sovereign Guarantees	900	724

Sovereign Portfolio	112,519	113,167
Non-Sovereign Loans	3,311	3,724
Non-Sovereign Guarantees	62	78

Non-Sovereign Portfolio	3,373	3,802

Total Loans & Guarantees Outstanding	$115,892	$116,969

NSG Portfolio as a percentage of total loans and guarantees	3%	3%

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $798 million at September 30, 2024, compared to $861 million at December 31, 2023. The decrease of $63 million was due to a decrease in the allowance of the NSG portfolio of $72 million, mainly due to better macroeconomic conditions observed during 2024, and a $34 million write off of an individually assessed NSG loan; partially offset by an increase in the SG portfolio of $43 million mainly in the individually assessed allowance.

Management’s Discussion and Analysis	7

Allowance for credit losses on individually assessed SG loans: As of September 30, 2024, the total amount of Venezuela’s sovereign-guaranteed operations in payment arrears amounted to $1,769 million, including interest and fees, from which $1,621 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized amounted to $97 million during the first nine months of 2024 (September 30, 2023 – $92 million), and the related individually assessed allowance for credit losses was $481 million as of September 30, 2024 (December 31, 2023 – $434 million). There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of September 30, 2024 or December 31, 2023.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $105 million at September 30, 2024, compared to $193 million at December 31, 2023. As of September 30, 2024, the allowance for credit losses on individually assessed NSG loans was $40 million, compared to $94 million at December 31, 2023. The percentage of the NSG allowance for credit losses on individually assessed loans was 38% as of September 30, 2024 (December 31, 2023 – 49%).

Investments operations

Approximately 94% of the Bank’s investments are held in high quality securities rated AA- or higher.

In 2024, the trading investments portfolio experienced net mark-to-market gains of $23 million, compared to $15 million in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

Borrowing operations

During the first nine months of 2024, the Bank issued bonds for a total face amount of $19,327 million (2023 – $14,270 million) that generated proceeds of $19,325 million (2023 – $14,271 million), representing increases of $5,057 million and $5,054 million, respectively, compared to the same period last year. The average life of new issues was 6.1 years in 2024 (2023 – 6.2 years).

During 2024, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

Capacity Building, Asset Management and Advisory (CAsA) pilot program

The Bank’s CASA pilot program aims to help build or strengthen the institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of September 30, 2024 total assets managed under the CAsA program amounted to $200 million.

Principal Payment Option (PPO)

The Flexible Financing Facility (FFF) is the financial platform for approval of all sovereign-guaranteed loans. The FFF allows borrowers that have chosen to activate the PPO clause to defer principal payments for 2 years following an eligible natural disaster through one-time option, by modifying the loan’s amortization schedule to provide financial relief. The PPO product represents the first climate-resilient debt clause ever offered by a multilateral bank. The PPO was activated on FFF loans contracts for a total approved amount of $2.4 billion to cover natural disaster risks (e.g., hurricanes, earthquakes, floods). This option was selected by Barbados ($664 million), Bahamas ($379 million), Honduras ($261 million), El Salvador ($419 million), Ecuador ($606 million), and by Belize ($94 million). The Bank continues to have an active dialogue with other borrowing member countries to expand the use of this innovative product to strengthen their disaster preparedness and response.

Exposure Exchange Agreements

The Bank reduces its sovereign-guaranteed loan portfolio concentration by entering into Master Expo-sure Exchange Agreements (EEA) jointly with other Multilateral Development Institutions (MDIs) and executing bilateral transactions under such framework.

Management’s Discussion and Analysis	8

The EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which the MDI has no, or low, exposure, though use of guarantees which offset in relative amount and credit risk at the outset of the guarantees.

Effective March 2024, the Bank executed a bilateral EEA transaction with a MDI. The Bank was the EEA Buyer (received a financial guarantee from MDI) of $650 million; and the EEA Seller (provided a financial guarantee to MDI) for $500 million. For further information, refer to Note D—Developmental assets – loans and guarantees of the Condensed Quarterly financial statements.

Financial Results

Operating Income

Operating income includes the net interest income on earning assets, other loan income, net investment gains (losses), the provision (credit) for developmental assets credit losses and net non-interest expense.

Table 4 shows a breakdown of Operating Income for 2024 and 2023.

For the nine months ended September 30, 2024, Operating Income was $890 million compared to $796 million for the same period last year, an increase of $94 million. The increase was mainly due to: (i) a decrease in the provision (credit) for developmental assets credit losses, (ii) an increase in net investment gains; offset by (iii) an increase in net non-interest expense.

TABLE 4: OPERATING INCOME

(Expressed in millions of United States dollars)

	Nine months ended September 30,
	2024	2023	2024 vs 2023
Loan interest income(1)	$4,992	$4,630	$362
Investment interest income(1)	1,515	1,359	156
Other interest losses	(208)	(138)	(70)

	6,299	5,851	448
Less:
Borrowing expenses(1)	4,866	4,419	447

Net interest income	1,433	1,432	1
Other loan income	85	83	2
Net investment gains	23	15	8
Other expenses:
Provision (credit) for developmental assets credit losses	(29)	112	(141)
Net non-interest expense	680	622	58

Total	651	734	(83)

Operating Income	$890	$796	$94

(1)	Amounts on an after swap basis.

Net interest income: The Bank’s net interest income (NII) is driven primarily by two sources: the lending spread the Bank charges on all its non-concessional SG loans and the income earned on its equity-funded assets. The SG lending spread is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy governed by polices approved by the Board. The ALM strategy seeks to achieve stable net interest income and preserve the economic value of its equity. The Bank uses derivatives to manage the repricing and maturity profile of the Bank’s equity-funded assets in accordance with the ALM policy. In 2021, a new model was implemented, by which interest rate swaps are used systematically to modify the characteristics of equity-funded assets to minimize volatility of net interest income driven by changes in USD interest rates.

Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

Management’s Discussion and Analysis	9

The Bank’s NII reached $1,433 million during the first nine months of 2024, compared to $1,432 million for the same period last year. The NII is in line with prior year and was mainly driven by the 5 bps decrease in the sovereign-guaranteed lending spread that became effective in 2024, an increase in interest rates on equity funded loans, and a larger loan portfolio.

Figure below shows the Bank’s net interest income during the first nine months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended September 30, 2022 through 2024

(Expressed in millions of United States dollars)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the nine months ended September 30, 2024 and 2023, and the year ended December 31, 2023 are shown in Table 5.

TABLE 5: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2024		Nine months ended September 30, 2023		Year ended December 31, 2023
	Average	Return/	Average	Return/	Average	Return/
	Balance	Cost %	Balance	Cost %	Balance	Cost %
Loans(1)	$116,136	5.74	$114,084	5.43	$114,506	5.58
Liquid investments(2)(3)	34,510	6.05	34,022	5.49	34,034	5.63

Total earning assets	$150,645	5.81	$148,106	5.44	$148,540	5.59

Borrowings	$114,044	5.70	$111,791	5.28	$112,242	5.38

Net interest margin(4)		1.27		1.29		1.35

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percent of average earnings assets, after swaps.

Net investments gains: Net mark-to-market investment gains amounted $23 million, compared to $15 million for the same period in 2023, mainly due to the mark-to-market impact of tighter credit spreads.

Credit for developmental assets credit losses: The credit for developmental assets credit losses of $29 million in 2024 was mainly in the allowance for credit losses of the NSG portfolio due to better macroeconomic conditions observed during 2024; offset by an increase in the allowance for credit losses on the SG portfolio, mainly in the individually assessed allowance.

Management’s Discussion and Analysis	10

Net Non-interest Expense Net non-interest expense amounted $680 million, compared to $622 million for the same period in 2023. The main components of net non-interest expense are presented in Table 6.

TABLE 6: NET NON-INTEREST EXPENSE

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,
			2024 vs
	2024	2023	2023
Administrative expenses
Staff costs (1)	$412	$382	$30
Consultant fees	96	87	9
Operational travel	15	14	1
Other expenses	115	115	—

Total administrative expenses	638	598	40
Service fee revenues	(21)	(17)	(4)
Special programs	96	77	19
Other income	(33)	(36)	3

Net non-interest expense	$680	$622	$58

(1)	Includes pension service cost amounting to $96 million (2023 – $84 million).

Net Income

Net income amounted $950 million during the first nine months of 2024, compared to $956 million for the same period in 2023. The decrease of $6 million was mainly due to losses in Net fair value adjustments on non-trading portfolios and foreign currency transactions and, a decrease in Other components of net pension benefits costs.

TABLE 7: NET INCOME

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,
			2024 vs
	2024	2023	2023
Operating Income	$890	$796	$94
Net fair value adjustments on non-trading portfolios and foreign currency transactions	94	140	(46)
Other components of net pension benefit costs	125	160	(35)
Board of Governors approved transfers	(159)	(140)	(19)

Net income	$950	$956	$(6)

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not, as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Mainly due to decreases in USD interest rates, the Bank’s net fair value gains on non-trading portfolios and foreign currency transactions of $94 million for the nine months ended September 30, 2024, decreased when compared to $140 million gains for the same period in 2023. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 – $140 million). Since 2011, the GRF has received income transfers totaling $1,724 million (2023 – $1,565 million).

Management’s Discussion and Analysis	11

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for developmental assets credit losses as the Bank expects such charges to be infrequent given the status of a Multilateral Development Bank (MDB) and social mandate to facilitate development in certain countries. Table 8 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 8: CORE OPERATING INCOME

(Expressed in millions of United States dollars)

	Nine months ended September 30,
			2024 vs
Core Operating Income (Non-GAAP Measure)	2024	2023	2023
Operating Income (Reported)	$890	$796	$94
Less:
Net investment gains	23	15	8
Add:
Provision (credit) for developmental assets credit losses	(29)	112	(141)

Core operating income	$838	$893	$(55)

Management considers core operating income as a useful measure of the Bank’s operations. Changes in core operating income are driven mainly by changes in the Bank’s approved sovereign-guaranteed lending spread and fees, the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2024, core operating income changes have been mostly due to an increase of net non-interest expense.

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of September 30, 2024, the total volume of outstanding loans was $114,930 million, of which $4,925 million was under concessional terms, compared with $116,167 million and $4,971 million, respectively, as of December 31, 2023.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantee engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

As of September 30, 2024 and December 31, 2023, 3% of the outstanding loans and guarantees exposure was NSG. The NSG portfolio, including loans to other multilateral development institutions, totaled $3,373 million, compared to $3,802 million at December 31, 2023.

Management’s Discussion and Analysis	12

Debt securities: The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. After December 31, 2022, the Bank no longer co-finances with IDB Invest. As of September 30, 2024, debt securities outstanding amounted to $686 million (December 31, 2023 – $836 million).

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at September 30, 2024 increased by $3,060 million compared with December 31, 2023, primarily due to larger amount of new borrowings ($19,325 million), than maturities ($15,458 million).

Equity

Equity at September 30, 2024 was $39,567 million, an increase of $721 million from December 31, 2023, mainly due to Net income of $950 million for the first nine months of the year; partially offset by a $143 million distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders recorded as a dividend, and $70 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 9 presents the composition of the Debt-to-Equity ratio as of September 30, 2024 and December 31, 2023. The Debt-to-Equity ratio increased mainly due to an increase in Borrowings outstanding.

TABLE 9: TOTAL DEBT-TO-EQUITY RATIO

(Amounts expressed in millions of United States dollars)

	September 30, 2024	December 31, 2023
Borrowings outstanding after swaps and guarantee exposure	$117,584	$114,379
Equity
Paid-in capital stock	11,854	11,854
Less: Receivable from members	814	813
Retained earnings:
General reserve(1)	25,962	25,240
Special reserve (1)	2,565	2,565

	39,567	38,846
Minus:
Borrowing countries’ local currency cash balances	72	88
Accumulated other comprehensive income	1,143	1,228

Total Equity	$38,352	$37,530

Total Debt-to-Equity Ratio	3.1	3.0

(1)	Includes Accumulated other comprehensive income.

Transfers to IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer co-finances with IDB Invest. The Bank no longer approves NSG developmental assets but continues to manage and monitor the Bank’s legacy NSG portfolio.

Management’s Discussion and Analysis	13

IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers were intended to be completed during the period 2018-2025 and for a total amount of $725 million. These transfers were conditional upon annual Board of Governors’ approval. In February 2024, the Board of Governors approved an accelerated transfer of the remaining $143 million (2023 - $72 million) distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders, that was recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. All transfers related to IDB Invest’s capitalization plan were completed in 2024.

LIQUIDITY MANAGEMENT

Table 10 shows a breakdown of the trading investments portfolio at September 30, 2024 and December 31, 2023, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 10: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	September 30, 2024
Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$1,226	$958	$—	$—	$2,184
U.S. Government-sponsored enterprises	91	172	86	39	388
Obligations of non-U.S. governments	6,411	—	—	—	6,411
Obligations of non-U.S. agencies	3,911	7,394	183	—	11,488
Obligations of non-U.S. sub-sovereigns	642	1,207	—	—	1,849
Obligations of supranationals	138	2,745	202	—	3,085
Bank obligations	6,707	3,682	—	—	10,389
Corporate securities	582	890	—	—	1,472
Asset-backed securities (ABS)	—	—	—	4	4
Currency and interest rate swaps - investments-trading	67	237	—	—	304

Total trading investments	$19,775	$17,285	$471	$43	$37,574

(1)	Represents the fair value of the referred assets, including their accrued interest.

Management’s Discussion and Analysis	14

	December 31, 2023
Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)
Obligations of the United States Government	$305	$729	$—	$—	$1,034
U.S. Government-sponsored enterprises	66	215	150	128	559
Obligations of non-U.S. governments	3,514	40	—	—	3,554
Obligations of non-U.S. agencies	2,930	7,722	—	—	10,652
Obligations of non-U.S. sub-sovereigns	423	1,073	—	—	1,496
Obligations of supranationals	264	2,398	—	—	2,662
Bank obligations	8,200	1,984	—	—	10,184
Corporate securities	370	1,200	—	—	1,570
Asset-backed securities	—	—	—	4	4
Currency and interest rate swaps - investments-trading	85	621	—	—	706

Total trading investments	$16,157	$15,982	$150	$132	$32,421

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Table 11 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of September 30, 2024, the credit exposure amounted to $37,336 million, compared to $31,720 million as of December 31, 2023. The credit quality of the portfolios continues to be high, as 85.4% of the counterparties are rated AAA and AA, 8.4% or equivalent short-term ratings (A1+ and A1), 5.1% are rated A, and 1.1% are rated BBB or below, compared to 85.9%, 6.4%, 6.3% and 1.4%, respectively, at December 31, 2023.

Management’s Discussion and Analysis	15

TABLE 11: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	September 30, 2024
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS	Net Derivatives Exposure	Investments and Swaps	% of Total
A1+	$2,160	$976	$—	$—	$—	$3,136	8.4
A1	—	—	—	—	—	—	—
AAA	10,857	1,368	—	—	—	12,225	32.8
AA	10,850	7,245	1,472	—	62	19,629	52.6
A	1,115	799	—	—	4	1,918	5.1
BBB	47	—	—	—	—	47	0.1
BB	377	—	—	—	—	377	1.0
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	—	—	—	4	—	4	—

Total	$25,406	$10,388	$1,472	$4	$66	$37,336	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

	December 31, 2023
						Total Exposure
	Investments					on
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Derivatives Exposure	Investments and Swaps	% of Total

A1+	$909	$1,031	$92	$—	$—	$2,032	6.4
A1	—	—	—	—	—	—	—
AAA	9,638	1,249	—	—	—	10,887	34.3
AA	7,799	7,066	1,478	—	5	16,348	51.6
A	1,161	838	—	—	—	1,999	6.3
BBB	121	—	—	—	—	121	0.4
BB	228	—	—	—	—	228	0.7
B	—	—	—	—	—	—	—
CCC	—	—	—	—	—	—	—
CC and below(2)	101	—	—	4	—	105	0.3

Total	$19,957	$10,184	$1,570	$4	$5	$31,720	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

IT Strategy and Cybersecurity

In the recent years, the technologies landscape has changed drastically. Access to technologies, technical devices, a new hybrid work environment, a push for more agility and the emergence of disruptive technologies like cloud computing, metaverse or generative AI, have obliged IT departments to move from being a support function that provides and maintains equipment, to a strategic enabler and a real business partner for the institution.

Management’s Discussion and Analysis	16

Technology is now instrumental for the performance of the organization. Organizations with high-performing IT departments and a sustainable Digital Transformation Program, have a competitive advantage over their peers and can ultimately provide better results and value for their customers.

In that context, where technologies and digital transformation are game changers, Management proposed a new IT Strategy 2022-2027 approved by the Board of Directors in 2022 that aims, via 5 focus areas, to create more impacts and results for the IDB and its clients. Increasing the digital fluency of the Bank for better usage of technologies but also better protection, more agility for more efficiency and results, becoming a data-driven institution, incubating new technologies like generative AI, or modernizing and securing our digital landscape.

Currently, two topics have been getting more tractions and highlights to Management and the Board of Directors: (i) the emergence of chatGPT have accelerated the work already done on emerging technologies, AI, and generative AI. An institutional taskforce is in place, led by the Bank’s IT Department, and focus on safe and ethical usage of generative AI technologies, training and awareness, experimentation, and adoption of those technologies. This approach is allowing the Bank to keep a progressive and modern approach on the usage of advanced technologies, stay ahead but at the same time promote a safe and ethical usage; and (ii) In a particular volatile international context, the Bank continues to invest and leverage past investments in security, remote access, end-point protection, cloud technologies, and operational risks management. The IT Strategy reinforces the need for continuous investments in cybersecurity, with long-term work programs but also quick ad-hoc improvements especially around employee awareness and cyber protection, deployed along the year to improve the Bank’s security posture continuously and proactively.

In this environment, the Bank has experienced an increase in cybersecurity threats, like phishing attacks, that have been effectively mitigated as part of the Bank’s cybersecurity program. To protect the security of its computer systems, software, networks and other technology assets, the Bank, through its Information Resources Security Policy and supporting standards program, has adopted a multilayered approach to cybersecurity risk management to help detect malicious activities within the organization and from external sources. In managing emerging cyber threats, the Bank regularly reviews and adapts its technical and process-level controls and raises the level of user awareness to mitigate the risks. On a periodic basis, the Bank also assesses the maturity and effectiveness of its cybersecurity defenses and strives to incorporate industry standard risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises, and mandatory training to staff. In 2024, the Bank’s Information Security Management System was certified in ISO 27001:2013, demonstrating compliance with this international standard in information security.

Recommendations Capital Adequacy Framework (CAF)

The Bank is currently implementing the recommendations contained in the MDB CAF review sponsored by the G202. The CAF Review includes seventeen recommendations, grouped in five categories. The first category deals with risk appetite and financial policy framework; the second category addresses the value of callable capital; the third category calls for financial innovation to increase MDBs’ lending capacity; the fourth category pertains mainly to the interaction with credit rating agencies, and the fifth refers to governance and the use of loan performance data to maximize resource mobilization. Management and the Board of Executive Directors have discussed the status and the sequence that the Bank intends to follow to implement all recommendations.

As part of the efforts to implement such recommendations, the Bank issued the Callable Capital of the Inter-American Development Bank report, to provide greater clarity and transparency to the usage of callable capital, a portion of capital subscribed by the IDB shareholders but not paid unless certain conditions are met. The report includes legal aspects, finance and risk factors, and the process through which shareholders could respond to requests for callable capital. The report affirms that Callable capital at the IDB is legally valid and binding and could be activated by Executive Directors.

Historical Default & Loss Rates Publication: The Bank published for the first time ever its historical disaggregated loan performance data of its public sector operations since 1959, revealing an average default rate of 0.5% and a low average loss rate of 2.02%. This information has been shared with the Global Emerging Markets Risk Database Consortium (GEMs) to contribute to the pooled MDB statistics. The results are consistent with those produced by the consortium. In accordance with G20 CAF Review recommendations, the IDB will keep the community, and its stakeholders informed by regularly publishing this report with updated information.

2)	Boosting MDBs‘ investing capacity (2022). “An Independent Review of Multilateral Development Banks‘ Capital Adequacy Frameworks.”

Management’s Discussion and Analysis	17

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of September 30, 2024, the overall increase in the funded status of the Plans from 103% to 112%, was mainly related to increases in assets values due to current market conditions, partially offset by increases in the Plans’ liabilities due to decreases in discount rates when compared to December 31, 2023. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP. The Bank is in process of reviewing the Plan’s Long Term Funding Policy.

Management Changes

On October 16, 2024, Mr. Gabriel Yorio Gonzalez was appointed as Vice President for Finance and Administration, effective November 16, 2024.

18	Condensed Quarterly Financial Statements

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	September 30,		December 31,
	2024		2023
	(Unaudited)		(Unaudited)
ASSETS
Cash and investments
Cash - Note J	$964		$996
Investments - Trading - Notes C, I and J	37,270	$38,234	31,715	$32,711

Developmental assets
Loans outstanding - Notes D, F and J	114,930		116,167
Allowance for credit losses	(748)		(801)
Deferred loan origination fees and costs, net	72	114,254	72	115,438

Debt securities - Note E
Measured at fair value - Note G	115		104
Measured at amortized cost	571		732
Allowance for credit losses	(19)	667	(26)	810

Derivative assets, net - Notes H, I, J and K		313		149
Accrued interest and other charges
On loans	1,519		1,395
On others	2	1,521	12	1,407

Assets under retirement benefit plans - Note O		312		219
Other assets		1,316		1,285

Total assets		$156,617		$152,019

LIABILITIES AND EQUITY
Liabilities
Borrowings - Notes G, H, I, J and K
Short-term	$1,453		$2,195
Medium- and long-term:
Measured at fair value	86,545		81,082
Measured at amortized cost	26,124	$114,122	25,023	$108,300

Derivative liabilities, net - Notes H, I, J and K		492		3,346
Payable for investment securities purchased		1,037		178
Due to IDB Grant Facility - Note L		196		141
Accrued interest on borrowings at amortized cost		203		220
Undisbursed special programs		227		214
Other liabilities - Note D		773		774

Total liabilities		117,050		113,173
Equity
Capital stock - Note M
Subscribed (14,170,108 shares)	170,940		170,940
Less callable portion	(164,901)		(164,901)
Additional paid-in capital	5,815		5,815

	11,854		11,854
Receivable from members - Note N	(814)		(813)
Retained earnings	27,384		26,577
Accumulated other comprehensive income	1,143	39,567	1,228	38,846

Total liabilities and equity		$156,617		$152,019

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Income
Loans, after swaps - Notes D and H	$1,691	$1,682	$5,077	$4,713
Investments - Notes C and H
Interest	545	492	1,515	1,359
Net gains	3	7	23	15
Other interest loss - Notes H and K	(73)	(55)	(208)	(138)
Other	15	13	54	53

Total income	2,181	2,139	6,461	6,002

Expenses
Borrowing expenses, after swaps - Notes G, H and I	1,651	1,596	4,866	4,419
Provision (credit) for developmental assets credit losses - Note F	(21)	123	(29)	112
Administrative expenses	220	211	638	598
Special programs	52	27	96	77

Total expenses	1,902	1,957	5,571	5,206

Operating income	279	182	890	796
Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, H and K	(24)	492	94	140
Other components of net pension benefit costs - Note O	41	54	125	160
Board of Governors approved transfers - Note L	—	—	(159)	(140)

Net income	296	728	950	956
Retained earnings, beginning of period	27,088	25,626	26,577	25,470
Distributions on behalf of shareholders - Note S	—	—	(143)	(72)

Retained earnings, end of period	$27,384	$26,354	$27,384	$26,354

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Net income	$296	$728	$950	$956
Other comprehensive income (loss)
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note O	(4)	(13)	(13)	(41)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	106	54	(70)	(115)

Total other comprehensive income (loss)	102	41	(83)	(156)

Comprehensive income	$398	$769	$867	$800

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	21

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Nine months ended
	September 30,
	2024	2023
	(Unaudited)
Cash flows from developmental and investing activities
Developmental activities:
Loan disbursements	$(4,912)	$(7,390)
Loan collections	5,462	6,066
Purchase of debt securities	—	(75)
Collection of debt securities	128	26

Net cash provided by (used in) developmental activities	678	(1,373)
Purchase of property, net	(51)	(38)
Miscellaneous assets and liabilities, net	(83)	(19)

Net cash provided by (used in) developmental and investing activities	544	(1,430)

Cash flows from financing activities
Medium- and long-term borrowings:
Proceeds from issuance	19,325	14,271
Repayments	(15,458)	(11,157)
Short-term borrowings
Proceeds from issuance	15,553	13,305
Repayments	(16,318)	(13,141)
Cash collateral received (returned)	173	(108)
Distributions paid on behalf of shareholders	(143)	(77)

Net cash provided by financing activities	3,132	3,093

Cash flows from operating activities
Gross purchases of trading investments	(46,196)	(31,020)
Gross proceeds from sale or maturity of trading investments	42,179	28,981
Loan income collections, after swaps	4,970	4,225
Interest and other costs of borrowings, after swaps	(5,009)	(4,208)
Income from investments	1,301	1,099
Other interest expense	(210)	(48)
Other income	56	53
Administrative expenses	(588)	(562)
Transfers to the IDB Grant Facility	(94)	(94)
Special programs	(82)	(84)

Net cash used in operating activities	(3,673)	(1,658)

Effect of exchange rate fluctuations on Cash	(35)	(19)

Net decrease in Cash	(32)	(14)
Cash, beginning of period	996	1,205

Cash, end of period	$964	$1,191

The accompanying notes are an integral part of these condensed quarterly financial statements.

22	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2023 financial statements and notes therein included in the Bank’s Information Statement dated February 21, 2024. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans.

Accounting developments

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures. The ASU enhances segment reporting by requiring additional disclosures such as significant segment expenses, other segment items, and the title and position of the entity’s chief operating decision maker among others. For the Bank, the ASU is effective for the reporting period ending December 31, 2024. The Bank is currently evaluating the standard and does not expect the ASU to have a material impact on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized losses on trading portfolio instruments held at September 30, 2024 of $8 million (2023 – $27 million) were included in Income from Investments – Net gains.

A summary of the trading portfolio instruments at September 30, 2024 and December 31, 2023 is shown in Note I – Fair Value Measurements.

Condensed Quarterly Financial Statements	23

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is the financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to:

i.	manage currency, interest rate and other types of exposures;

ii.	address project changing needs by customizing loan repayment terms;

iii.	execute hedges with the Bank at a loan portfolio level;

iv.	manage risk exposures to commodity price volatility;

v.

through the Principal Payment Option (PPO), defer principal payments for 2 years following an eligible natural disaster through a one-time option, by modifying the loan’s amortization schedule to provide financial relief;

vi.	originate, price, and approve loans denominated in Local Currency terms through local treasuries, and;

vii.	manage climate and disaster risk exposures.

The FFF loans have maturities of up to 25 years and have an interest rate primarily based on SOFR plus a funding margin, plus the Bank’s lending spread.

The Bank also offers highly concessional loans to borrowing members with maturity up to 40 years, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank’s resources.

Until December 31, 2022, non-sovereign guaranteed (NSG) loans were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves NSG loans and IDB Invest continues to manage and monitor the Bank’s legacy NSG loan portfolio.

Loans outstanding as of September 30, 2024 and December 31, 2023 were as follows (in milions):

Developmental Assets	September 30, 2024	December 31, 2023
Loans outstanding	$114,930	$116,167
Allowance for credit losses	(748)	(801)
Deferred loan origination fees and costs, net	72	72

Total	$114,254	$115,438

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee. Until December 31, 2022, the Bank made guarantees without sovereign counter-guarantee.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payment that the Bank could be required to make under these guarantees.

24	Condensed Quarterly Financial Statements

Outstanding guarantees have remaining maturities ranging from 1 to 17 years. As of September 30, 2024 and December 31, 2023, guarantees of $962 million and $802 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	September 30, 2024			December 31, 2023
	NSG (1)	SG(2)	Total	NSG (1)	SG(2)	Total
a+ to a-	$5	$—	$5	$14	$-	$14
bbb+ to bbb-	—	60	60	-	60	60
bb+ to bb-	57	—	57	49	-	49
b+ to b-	—	840	840	15	664	679
ccc+ to cc	—	—	—	—	—	—

Total	$62	$900	$962	$78	$724	$802

(1)	NSG guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to S&P’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of September 30, 2024, the current carrying amount of the liability for the guarantee obligations totaled $69 million (December 31, 2023 - $62 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Exposure Exchange Agreements with Multilateral Development Institutions (MDIs)

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDIs and executing bilateral transactions. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDIs for exposures from borrowing countries in which an MDI is concentrated, to countries in which an MDI has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDI. However, one MDI assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDI (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDI is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

Condensed Quarterly Financial Statements	25

The Bank executed EEA transactions with other MDIs as follows (in millions) as of September 30, 2024:

EEAs with MDIs
	Amount
Effective Date	EEA Seller	EEA Buyer	Final Maturity Date
December 2015	$4,901	$4,901	December 2030
December 2020	1,000	1,000	December 2035
December 2022	1,500	1,500	December 2037
March 2024	500	650	March 2039

Total	$7,901	$8,051

In accordance with the Bank’s policy, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure. In addition, each MDB engaging in EEAs is required to retain at least 50% of each individual exposure after considering all credit protections.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of September 30, 2024 and December 31, 2023, the Bank is the EEA Buyer (receives a financial guarantee from other MDIs) and the EEA Seller (provides a financial guarantee to other MDIs) for the following countries and exposure amounts (in millions):

EEA Seller
	As of September 30, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating
Angola	$85	B-	$85	B-
Armenia	118	BB-	118	BB-
Bangladesh	799	B+	673	BB-
Bosnia & Herzegovina	99	B+	99	B+
Egypt	830	B-	720	B-
Georgia	97	BB	97	BB
India	525	BBB-	525	BBB-
Indonesia	885	BBB	885	BBB
Jordan	144	BB-	144	B+
Macedonia	130	BB-	130	BB-
Montenegro	116	B+	116	B
Morocco	1,046	BB+	990	BB+
Nigeria	95	B-	95	B-
Pakistan	1,067	CCC+	977	CCC+
Serbia	195	BB+	195	BB+
Sri Lanka	48	SD	48	SD
Oman	21	BBB-	—	—
Tanzania	21	B-	—	—
Tunisia	990	B-	990	B-
Turkey	311	B+	311	B
Uzbekistan	76	BB-	—	—
Vietnam	203	BB+	203	BB+

Total	$7,901		$7,401

EEA Buyer
	As of September 30, 2024		As of December 31, 2023
Country	Amount	S&P Rating	Amount	S&P Rating
Argentina	$903	CCC	$903	CCC-
Bolivia	181	CCC+	92	CCC+
Brazil	2,005	BB	1,795	BB
Chile	66	A	66	A
Colombia	923	BB+	897	BB+
Costa Rica	43	BB-	43	BB-
Dominican Republic	480	BB	460	BB
Ecuador	1,516	B-	1,306	B-
El Salvador	225	B-	225	B-
Mexico	1,281	BBB	1,207	BBB
Panama	228	BBB	207	BBB
Trinidad and Tobago	200	BBB-	200	BBB-

Total	$8,051		$7,401

26	Condensed Quarterly Financial Statements

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month SOFR plus 1.25%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of September 30, 2024 and December 31, 2023, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $478 million as of September 30, 2024 (December 31, 2023 - $483 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. After December 31, 2022, the Bank no longer co-finances with IDB Invest.

Debt securities classified as held to maturity were $552 million and $706 million as of September 30, 2024 and December 31, 2023, respectively. The net carrying amount was summarized below (in millions):

	September 30, 2024	December 31, 2023
Securities measured at amortized cost	$571	$732
Allowance for credit losses	(19)	(26)

Net carrying amount	$552	$706

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	September 30, 2024
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Corporates	$8	$9	1 year to 5 years
Financial Institutions	138	158	Within 1 year
	208	210	1 year to 5 years
	48	50	6 years to 10 years

	394	418
Project Finance	150	150	Over 16 years

Total	$552	$577

(1)	Includes $2 million of accrued interest and $3 million of unrecognized holding gains.

Condensed Quarterly Financial Statements	27

	December 31, 2023
Segments	Net carrying amount	Fair value (1)	Maturity (in years)
Corporates	$11	$11	1 year to 5 years
Financial Institutions	130	132	Within 1 year
	360	363	1 year to 5 years
	48	65	6 years to 10 years

	538	560
Project Finance	157	157	Over 16 years

Total	$706	$728

(1)	Includes $12 million of accrued interest and $16 million of unrecognized holding losses.

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $115 million, as of September 30, 2024 (December 31, 2023 – $104 million for fair value and net carrying amount), and matures after 11 years through 15 years (2023 – after 11 years through 15 years).

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of September 30, 2024 approximately 97% (December 31, 2023- 96%) of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

28	Condensed Quarterly Financial Statements

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The Russian war on Ukraine, the Israel-Hamas war, and high and persistent inflation in the region are additional sources of concern due to their downstream effects on the social and economic development of IDB’s borrowing member countries. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrower share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

Condensed Quarterly Financial Statements	29

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of September 30, 2024 and December 31, 2023 was as follows (in millions):

	Credit	Year of origination(1)						September 30,	December 31,
Country	Rating	2024	2023	2022	2021	2020	Prior	2024	2023
Argentina	CCC	$648	$855	$1,620	$510	$1,761	$11,112	$16,506	$16,411
Bahamas	B+	—	160	—	165	245	312	882	893
Barbados	B-	100	201	—	130	222	237	890	805
Belize	B-	—	3	1	16	22	112	154	150
Bolivia	CCC+	—	286	46	—	450	3,469	4,251	4,302
Brazil	BB	—	1,152	92	357	2,013	11,553	15,167	15,494
Chile	A	—	8	651	645	372	970	2,646	2,656
Colombia	BB+	—	1,085	500	1,207	1,396	7,545	11,733	12,140
Costa Rica	BB-	—	—	—	503	316	1,679	2,498	2,511
Dominican Republic	BB	—	—	82	357	450	3,107	3,996	4,150
Ecuador	B-	500	557	650	992	741	4,788	8,228	7,856
El Salvador	B-	—	30	102	276	300	1,603	2,311	2,318
Guatemala	BB	—	—	—	—	350	1,391	1,741	1,850
Guyana	B-	1	47	130	61	22	565	826	835
Haiti	B-	—	—	—	—	—	—	—	—
Honduras	BB-	—	92	195	165	257	2,418	3,127	3,081
Jamaica	BB-	—	—	99	75	114	1,218	1,506	1,594
Mexico	BBB	600	1,200	510	596	635	10,792	14,333	14,619
Nicaragua	B	—	—	10	—	77	2,169	2,256	2,295
Panama	BBB	—	206	154	461	637	2,626	4,084	4,339
Paraguay	BB+	250	—	590	74	401	2,127	3,442	3,240
Peru	BBB-	300	319	8	1,491	121	1,505	3,744	3,474
Suriname	CCC+	—	157	219	—	17	420	813	815
Trinidad and Tobago	BBB-	2	17	—	18	119	508	664	694
Uruguay	BBB+	—	557	40	508	366	2,339	3,810	3,910
Venezuela(2)	SD	—	—	—	—	—	2,011	2,011	2,011

Total		$2,401	$6,932	$5,699	$8,607	$11,404	$76,576	$111,619	$112,443

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of September 30, 2024.

There were no gross write-offs for SG loans for the origination periods presented above during the quarter ended September 30, 2024.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support.

30	Condensed Quarterly Financial Statements

The major factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s institutions.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Condensed Quarterly Financial Statements	31

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of September 30, 2024 and December 31, 2023, was as follows (in millions):

	Year of origination(2)								September 30,	December 31,
Internal Credit Risk Classification(1)	2024(3)	2023 (3)	2022	2021	2020	Prior	Revolving loans	Revolving loans converted to term loans	2024	2023
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	73	—	—	73	81
bbb+ to bbb-	—	—	49	—	29	11	—	—	89	87
bb+ to bb-	—	182	161	96	255	80	—	—	774	834
b+ to b-	5	22	—	—	100	172	—	—	299	304
ccc+ to d	—	—	—	—	—	51	—	—	51	134

Subtotal	5	204	210	96	384	387	—	—	1,286	1,440

Financial
Institutions
aa+ to aa-	—	—	—	—	37	113	—	—	150	350
a+ to a-	—	—	44	—	—	89	—	—	133	20
bbb+ to bbb-	—	—	—	—	—	76	—	—	76	85
bb+ to bb-	—	15	72	100	13	121	—	—	321	325
b+ to b-	3	3	8	—	18	19	5	—	56	110
ccc+ to d	—	—	—	—	—	45	—	—	45	28

Subtotal	3	18	124	100	68	463	5	—	781	918

Project
Finance
aa+ to aa-	—	—	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	8	23	—	—	31	72
bb+ to bb-	—	—	—	58	—	348	—	—	406	516
b+ to b-	—	6	239	55	46	244	—	—	590	485
ccc+ to d	—	—	—	—	95	122	—	—	217	293

Subtotal	—	6	239	113	149	737	—	—	1,244	1,366

Total	$8	$228	$573	$309	$601	$1,587	$5	$—	$3,311	$3,724

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed in 2024 or 2023.

For the period ended September 30, 2024, the Bank wrote off NSG loans that were originated in 2010 and 2020 that amounted to $15 million and $19 million, respectively.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

32	Condensed Quarterly Financial Statements

The credit quality of the developmental assets, held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of September 30, 2024 and December 31, 2023, was as follows (in millions):

	Year of origination(2)						September 30,	December 31,
Internal Credit Risk Classification(1)	2024	2023 (3)	2022	2021	2020	Prior	2024	2023
Corporates
aa+ to aa-	$—	$—	$—	$—	$—	$—	$—	$—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	—	8	—	—	8	11
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	—	8	—	—	8	11

Financial
Institutions
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	50	82	18	203	—	353	490
b+ to b-	—	22	—	20	2	4	48	63
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	72	82	38	205	4	401	553

Project
Finance
aa+ to aa-	—	—	—	—	—	—	—	—
a+ to a-	—	—	—	—	—	—	—	—
bbb+ to bbb-	—	—	—	—	—	—	—	—
bb+ to bb-	—	—	162	—	—	—	162	168
b+ to b-	—	—	—	—	—	—	—	—
ccc+ to d	—	—	—	—	—	—	—	—

Subtotal	—	—	162	—	—	—	162	168

Total	$—	$72	$244	$46	$205	$4	$571	$732

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.
(3)	Represents loans that were approved before December 31, 2022, and signed in 2023.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of September 30, 2024.

There were no gross write-offs for debt securities for the origination periods presented above during the quarter ended September 30, 2024.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower, or guarantor, if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

Condensed Quarterly Financial Statements	33

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loan placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of September 30, 2024, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate amount of principal payments in arrears of $1,131 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $481 million is included in the allowance for credit losses as of September 30, 2024 (December 31, 2023- $434 million). This represents the estimated loss from the expected delay in debt service payments over an estimated length of nonaccrual period. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions, such as the length of the nonaccrual period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three and nine months ended September 30, 2024 and 2023 was as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011	$2,011	$2,011
Loans in nonaccrual status as of the end of the period	2,011	2,011	2,011	2,011
Interest income recognized on cash basis for loans in nonaccrual status	—	—	—	—
Loans past due for more than 90 days not in nonaccrual status (1)	—	—	—	—

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of September 30, 2024 and 2023.

34	Condensed Quarterly Financial Statements

The aging analysis of loans in the SG portfolio as of September 30, 2024 was as follows (in millions):

	Not greater	91 - 180	Greater than	Total
	than 90 days	days	180 days	past due	Current		Total
Argentina	$—	$—	$—	$—	$16,506		$16,506
Bahamas	—	—	—	—	882		882
Barbados	—	—	—	—	890		890
Belize	—	—	—	—	154		154
Bolivia	—	—	—	—	4,251		4,251
Brazil	—	—	—	—	15,167		15,167
Chile	—	—	—	—	2,646		2,646
Colombia	—	—	—	—	11,733		11,733
Costa Rica	—	—	—	—	2,498		2,498
Dominican Republic	—	—	—	—	3,996		3,996
Ecuador	—	—	—	—	8,228		8,228
El Salvador	—	—	—	—	2,311		2,311
Guatemala	—	—	—	—	1,741		1,741
Guyana	—	—	—	—	826		826
Haiti	—	—	—	—	—		—
Honduras	—	—	—	—	3,127		3,127
Jamaica	—	—	—	—	1,506		1,506
Mexico	—	—	—	—	14,333		14,333
Nicaragua	—	—	—	—	2,256		2,256
Panama	—	—	—	—	4,084		4,084
Paraguay	—	—	—	—	3,442		3,442
Peru	—	—	—	—	3,744		3,744
Suriname	—	—	—	—	813		813
Trinidad and Tobago	—	—	—	—	664		664
Uruguay	—	—	—	—	3,810		3,810
Venezuela	3	79	1,131	1,213	798	(1)	2,011

Total	$3	$79	$1,131	$1,213	$110,406		$111,619

(1)	Represents the principal amount not yet contractually due as of September 30, 2024. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

Non-sovereign-guaranteed Loans

As of September 30, 2024, NSG loans 90 or more days past due amounted to $7 million (December 31, 2023 - $27 million). NSG loans with outstanding balances of $105 million as of September 30, 2024 were in nonaccrual status (December 31, 2023 - $193 million), including $6 million whose maturity was accelerated (December 31, 2023 - $27 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $40 million (December 31, 2023 - $94 million).

The aging analysis of loans in the NSG portfolio as of September 30, 2024 was as follows (in millions):

	Not greater	31 - 60	61 - 90	Greater than	Total
	than 30 days	days	days	90 days	past due	Current	Total
Corporates	$—	$—	$—	$3	$3	$1,283	$1,286
Financial Institutions	—	—	—	—	—	781	781
Project Finance	—	—	—	4	4	1,240	1,244

Total	$—	$—	$—	$7	$7	$3,304	$3,311

Condensed Quarterly Financial Statements	35

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three and nine months ended September 30, 2024 and 2023 was as follows (in millions):

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Loans in nonaccrual status as of the beginning of the period
Corporates	$3	$3	$3	$7
Financial Institutions	1	77	22	78
Project Finance	99	173	168	78

Total	$103	$253	$193	$163

Loans in nonaccrual status as of the end of the period
Corporates	$3	$3	$3	$3
Financial Institutions	1	77	1	77
Project Finance	101	172	101	172

Total	$105	$252	$105	$252

Interest income recognized on cash basis for loans in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	1	—
Project Finance	—	—	—	2

Total	$—	$—	$1	$2

Loans past due for more than 90 days not in nonaccrual status
Corporates	$—	$—	$—	$—
Financial Institutions	—	—	—	—
Project Finance	—	—	—	—

Total	$—	$—	$—	$—

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of September 30, 2024 and 2023.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses for SG loans are estimated upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

36	Condensed Quarterly Financial Statements

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended September 30, 2024, and December 31, 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023
Balance, beginning of year	$104	$49
Provision (credit) for expected credit losses	(6)	55
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$98	$104

Collective allowance for loan commitments and guarantees	2024	2023
Balance, beginning of year	$21	$11
Provision for expected credit losses	2	10
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$23	$21

Individually assessed loans	2024	2023
Balance, beginning of year	$434	$396
Provision for expected credit losses	47	38
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$481	$434

(1)	Includes the allowance for guarantees of $8 million for the period ended September 30, 2024 and December 31, 2023.

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	September 30, 2024	December 31, 2023
Accrued interest receivable on SG loans outstanding(1) as of	$1,445	$1,333
Accrued interest receivable reversed, for the periods ended	—	—

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

Condensed Quarterly Financial Statements	37

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended September 30, 2024, and December 31, 2023 were as follows (in millions):

Collective allowance for loans outstanding	2024	2023
Balance, beginning of year	$169	$209
Credit for expected credit losses	(40)	(40)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$129	$169

Collective allowance for loan commitments and guarantees	2024	2023
Balance, beginning of year	$13	$51
Credit for expected credit losses	(5)	(38)
Write-offs	—	—
Recoveries	—	—

Balance, end of year (1)	$8	$13

Individually assessed loans	2024	2023
Balance, beginning of year	$94	$109
Provision (credit) for expected credit losses	(20)	48
Write-offs	(34)	(63)
Recoveries	—	—

Balance, end of year	$40	$94

(1)	Includes the allowance for guarantees of $1 million for the period ended September 30, 2024 and December 31, 2023.

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	September 30, 2024	December 31, 2023
Accrued interest receivable on NSG loans outstanding (1) as of	$42	$35
Accrued interest receivable reversed (2) for the periods ended	—	3

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended September 30, 2024 and December 31, 2023 were as follows (in millions):

	2024	2023
Balance, beginning of year	$26	$38
Credit for expected credit losses	(7)	(12)
Write-offs	—	—
Recoveries	—	—

Balance, end of year	$19	$26

Accrued interest receivable on debt securities outstanding amounted to $2 million as of September 30, 2024 (December 31, 2023- $12 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

Modifications for borrowers experiencing financial difficulties

The Bank does not renegotiate or reschedule its sovereign-guaranteed loans outside of the options allowed under the FFF. The Bank may modify NSG developmental assets when the borrower is experiencing financial difficulties. The effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance. Therefore, a change to the allowance for credit losses is generally not recorded upon modification. The modifications and the borrower’s subsequent performance are factored into the estimate of allowance for credit losses by incorporating the modified terms of the loan and by adjusting the credit risk factors as necessary.

38	Condensed Quarterly Financial Statements

As of September 30, 2024 and December 31, 2023, the Bank does not have any commitments to lend additional funds to borrowers experiencing financial difficulties with outstanding balances on modified loans.

The following table shows the amortized cost basis of the developmental assets modified to borrowers experiencing financial difficulty during the three and nine months ended September 30, 2024 (in millions):

Modifications to borrowers
Developmental Asset Type: Project Finance
Period	Amortized cost basis	% of lending segment	Type of modification	Financial Effect
Three months ended September 30, 2024	$—	—	Other-than-significant payment delay and term extension	Increase to the term of the loan by a weighted average of 2.25 years

Nine months ended September 30, 2024	$22	2%

There were no modifications of NSG developmental assets during the three and nine months ended September 30, 2023.

The Bank closely monitors the performance of the developmental assets that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. There were no payment defaults for loans to borrowers experiencing financial difficulty that were modified nine months before the reporting period. The following table presents the performance of NSG developmental assets modified in the last three and nine months ended September 30, 2024 (in millions):

Performance of NSG developmental assets modified
Developmental Asset Type: Project Finance
Period	Not greater than 30 days	31-60 days	61-90 days	Greater than 90 days	Total Past Due	Current	Total
Three months ended September 30, 2024	$—	$—	$—	$—	$—	$—	$—

Nine months ended September 30, 2024	$—	$—	$—	$—	$—	$22	$22

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings, to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets—debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections to mitigate the income volatility.

Condensed Quarterly Financial Statements	39

The changes in fair value for borrowings and developmental assets elected under the fair value option were recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2024 and 2023, as follows (in millions):

Condensed Statement of Income and	Three months ended September 30,		Nine months ended September 30,
Retained Earnings location:	2024	2023	2024	2023
Borrowing expenses, after swaps	$(570)	$(431)	$(1,612)	$(1,187)
Other interest income	1	2	4	5
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(3,209)	977	(2,155)	539

Total changes in fair value included in Net income (loss)	$(3,778)	$548	$(3,763)	$(643)

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Condensed Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that was attributable to changes in instrument-specific credit risk, during the nine months ended September 30, 2024 and cumulatively, amounted to a loss of $70 million and $98 million, respectively (2023 – loss of $115 million and $166 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $4 million for the period ended September 30, 2024 (2023- loss of $11 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2024 and December 31, 2023, was as follows (in millions):

	September 30, 2024		December 31, 2023
Fair value	$86,545	(1)	$81,082	(1)
Unpaid principal outstanding	87,870		84,296

Fair value over unpaid principal outstanding	$(1,325)		$(3,214)

(1)	Includes accrued interest of $711 million at September 30, 2024 (December 31, 2023 - $577 million).

For Developmental assets—debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of September 30, 2024 and December 31, 2023, was as follows (in millions):

	September 30, 2024		December 31, 2023
Fair value	$115	(1)	$104	(1)
Unpaid principal outstanding	122		129

Fair value over unpaid principal outstanding	$(7)		$(25)

(1)	Includes accrued interest of $0.2 million at September 30, 2024 (December 31, 2023 – $2 million).

NOTE H – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank mitigates these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

40	Condensed Quarterly Financial Statements

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Certain FFF loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Condensed Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for interest rate swaps on loans is included in Income from loans. The interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap or option.

Condensed Quarterly Financial Statements	41

Financial statements presentation

The Bank’s derivative instruments as of September 30, 2024 and December 31, 2023, their related gains and losses and their impact on cash flows for the three and nine months ended September 30, 2024 and 2023, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not
Designated as Hedging		Assets
Instruments	Balance Sheet Location	2024	2023
Gross amount
Currency swaps	Derivative assets, net	$2,838	$2,192
Interest swaps	Derivative assets, net	3,054	3,217
Futures	Derivative assets, net	—	1
Options	Derivative assets, net	—	9
Net Amounts Offset in the Balance Sheet
Financial Instruments		(5,365)	(5,230)
Cash collateral received		(214)	(40)

Net derivatives amounts presented in the Balance Sheet		313	149
Securities collateral received		(226)	(140)

Net derivative exposure		$87	$9

Derivatives not
Designated as Hedging		Liabilities
Instruments	Balance Sheet Location	2024	2023
Gross amount
Currency swaps	Derivative liabilities, net	$(2,307)	$(3,442)
Interest swaps	Derivative liabilities, net	(3,550)	(5,125)
Options	Derivative liabilities, net	—	(9)
Net Amounts Offset in the Balance Sheet
Financial Instruments		5,365	5,230

Net derivatives amounts presented in the Balance Sheet		(492)	(3,346)

Net derivative exposure (1)		$(492)	$(3,346)

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

42	Condensed Quarterly Financial Statements

Condensed Statement of Income and Retained Earnings

Derivatives not		Three months ended		Nine months ended
Designated as	Location of Gain or (Loss)	September 30,		September 30,
Hedging Instruments	from Derivatives	2024	2023	2024	2023
Currency swaps
	Income from Investments:
	Interest	$75	$83	$214	$251
	Net gains (losses)	(79)	(33)	(112)	(82)
	Income from Loans-Interest, after swaps	93	107	305	314
	Borrowing expenses-Interest, after swaps	(231)	(261)	(708)	(691)
	Net fair value adjustments on non-trading
	portfolios and foreign currency transactions	456	(15)	1,309	(385)
Interest rate swaps
	Income from Investments:
	Interest	101	125	312	339
	Net gains (losses)	(331)	18	(287)	(5)
	Income from Loans-Interest, after swaps	74	80	225	211
	Borrowing expenses-Interest, after swaps	(530)	(615)	(1,611)	(1,700)
	Other income interest	(89)	(78)	(267)	(199)
	Net fair value adjustments on non-trading
	portfolios and foreign currency transactions	1,837	83	1,589	219
Futures	Income (loss) from Investments	1	—	—	1

Total		$1,377	$(506)	$969	$(1,727)

Condensed Statement of Cash Flows

	Three months ended		Nine months ended
	September 30,		September 30,
Location of inflows (outflows) from Derivatives	2024	2023	2024	2023
Cash flows from lending and investing activities:
Miscellaneous assets and liabilities, net	$6	$(9)	$3	$66
Cash flows from financing activities:
Medium- and long-term borrowings
Proceeds from issuance	(2)	1	16	21
Repayments	(224)	(53)	(368)	(425)
Cash flows from operating activities:
Gross purchase of trading investments	(19)	(51)	(119)	(140)
Gross proceeds from sale or maturity of trading investments	(73)	86	45	25
Loan income collections, after swaps	192	177	556	468
Interest and other cost of borrowings, after swaps	(893)	(631)	(2,605)	(1,737)
Income from investments	165	142	532	465
Other interest income (loss)	(34)	(57)	(281)	(117)

Total	$(882)	$(395)	(2,221)	$(1,374)

The following tables provide information on the contract value/notional amounts of derivative instruments as of September 30, 2024 and December 31, 2023 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

Condensed Quarterly Financial Statements	43

	September 30, 2024
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$116,466	$54,731	$—
Floating index rate	60,374	121,235	—
Futures	—	—	40

	December 31, 2023
	Currency and interest rate swaps		Futures & Options
Derivative type/Rate type	Receivable	Payable	Underlying contract
Currency and interest rate swaps
Fixed	$112,819	$48,656	$—
Floating index rate	53,741	118,415	—
Futures	—	—	120
Options (1)	—	—	20

(1)	Represents 258,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $56 million at September 30, 2024 ($2,658 million at December 31, 2023).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

44	Condensed Quarterly Financial Statements

NOTE I – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of September 30, 2024 and December 31, 2023, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Condensed Quarterly Financial Statements	45

As of September 30, 2024 and December 31, 2023, the investment portfolio includes $4 million of securities classified as Level 3. Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the nine months ended September 30, 2024 or 2023. Also, there were no transfers between levels during the first nine months of 2024 or 2023, for securities held at the end of those reporting periods.

Financial assets:

	Fair Value
	Measurements
Assets	September 30, 2024 (1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$2,184	$2,184	$—	$—
U.S. Government-sponsored enterprises	388	—	388	—
Obligations of non-U.S. governments	6,411	1,115	5,296	—
Obligations of non-U.S. agencies	11,488	—	11,488	—
Obligations of non-U.S. sub-sovereigns	1,849	—	1,849	—
Obligations of supranationals	3,085	—	3,085	—
Bank obligations(2)	10,389	—	10,389	—
Corporate securities	1,472	—	1,472	—
Asset-backed securities	4	—	—	4

Total Investments - Trading	37,270	3,299	33,967	4
Currency and interest rate swaps (3)	527	—	527	—
Developmental assets - debt securities	115	—	115	—

Total	$37,912	$3,299	$34,609	$4

(1)	Represents the fair value of the referred assets, including accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $214 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

	Fair Value
	Measurements
Assets	December 31, 2023 (1)	Level 1	Level 2	Level 3
Investments - Trading:
Obligations of the United States Government	$1,034	$933	$101	$—
U.S. Government-sponsored enterprises	559	—	559	—
Obligations of non-U.S. governments	3,554	1,161	2,393	—
Obligations of non-U.S. agencies	10,652	—	10,652	—
Obligations of non-U.S. sub-sovereigns	1,496	—	1,496	—
Obligations of supranationals	2,662	—	2,662	—
Bank obligations(2)	10,184	—	10,184	—
Corporate securities	1,570	—	1,570	—
Mortgage-backed securities	—	—	—	—
Asset-backed securities	4	—	—	4

Total Investments - Trading	31,715	2,094	29,617	4
Currency and interest rate swaps (3)	179	—	179	—
Futures	1	1	—	—
Options	9	—	9	—
Developmental assets - debt securities	104	—	104	—

Total	$32,008	$2,095	$29,909	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $40 million of cash collateral received that was netted in Derivative assets, net, in the Condensed Balance Sheet.

46	Condensed Quarterly Financial Statements

Financial liabilities:

	Fair Value
	Measurements
Liabilities	September 30, 2024 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$86,545	$—	$86,545	$—
Currency and interest rate swaps	492	—	492	—

Total	$87,037	$—	$87,037	$—

(1)	Represents the fair value of the referred liabilities, including accrued interest.

	Fair Value
	Measurements
Liabilities	December 31, 2023 (1)	Level 1	Level 2	Level 3
Borrowings measured at fair value	$81,082	$—	$81,082	$—
Currency and interest rate swaps	3,337	—	3,337	—
Options	9	—	9	—

Total	$84,428	$—	$84,428	$—

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note J – Fair Value of Financial Instruments.

NOTE J – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note I – Fair Value Measurements:

Cash

The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings

The fair values of borrowings are based on discounted cash flow or pricing models.

Condensed Quarterly Financial Statements	47

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of September 30, 2024 and December 31, 2023 (in millions):

	September 30, 2024 (1)		December 31, 2023 (1)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$964	$964	$996	$996
Investments - Trading (2)	37,270	37,270	31,715	31,715
Developmental Assets
Loans outstanding, net (3), (5)	115,773	114,999	116,833	115,268
Debt securities
Measured at fair value	115	115	104	104
Measured at amortized cost, net (3), (5)	554	577	718	728
Derivative assets, net	313	313	149	149
Other assets (4), (5)	547	399	554	422
Borrowings
Short-term	1,453	1,453	2,195	2,195
Medium- and long-term:
Measured at fair value	86,545	86,545	81,082	81,082
Measured at amortized cost (5)	26,327	26,035	25,243	24,766
Derivative liabilities, net	492	492	3,346	3,346
Other liabilities (4), (5)	547	399	554	422

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees received and given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

48	Condensed Quarterly Financial Statements

NOTE K – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three and nine months ended on September 30, 2024 and 2023, comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Fair value adjustment gains (losses):
Borrowings	$(2,241)	$230	$(1,707)	$217
Derivatives:
Interest rate and foreign currency swaps on borrowings	2,314	(240)	1,833	(127)
Interest rate and foreign currency swaps on loans funded through borrowings	(518)	377	(395)	(49)
Interest rate swaps on loans funded through equity	393	187	354	105

Fair value adjustment gains (losses):	$(52)	$554	$85	$146

Foreign currency transaction gains (losses):
Borrowings	$(969)	$768	$(430)	$245
Derivatives:
Interest rate and foreign currency swaps on borrowings	973	(747)	623	(435)
Interest rate and foreign currency swaps on loans funded through borrowings	(514)	308	577	71
Loans	546	(385)	(670)	(7)
Other (1)	(8)	(6)	(91)	120

Foreign currency transaction gains (losses)	28	(62)	9	(6)

Total	$(24)	$492	$94	$140

(1)	Includes foreign currency transaction gains (losses) from debt securities amounting to $(41) million in 2024 (2023 – $95 million).

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. The Bank had net fair value gains on non-trading portfolios and foreign currency transactions of $94 million for the nine months ended September 30, 2024, compared to $140 million gains for the same period in 2023. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE L – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

Condensed Quarterly Financial Statements	49

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In February 2024, the Board of Governors approved income transfers from the Bank to the GRF amounting to $159 million (2023 - $140 million).

NOTE M – CAPITAL STOCK

There were no changes in subscribed capital during the nine months ended September 30, 2024 and the year ended December 31, 2023.

NOTE N – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of September 30, 2024 and December 31, 2023, was as follows (in millions):

	September 30, 2024	December 31, 2023
Regional developing members	$702	$701
Canada	52	49
Non-regional members, net	60	63

Total receivable from members	$814	$813

NOTE O – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of September 30, 2024, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2024 is $64 million and $30 million, respectively. Contributions for 2023 were $63 million and $34 million, respectively.

50	Condensed Quarterly Financial Statements

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2024 and 2023 (in millions):

	Pension Benefits
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Service cost (1)	$24	$21	$71	$63
Interest cost	58	56	175	169
Expected return on plan assets (2)	(82)	(83)	(247)	(246)
Amortization of:
Prior service cost	—	1	1	1
Net actuarial losses	(1)	(5)	(3)	(14)

Net periodic benefit credit	$(1)	$(10)	$(3)	$(27)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.25% in 2024 and 6.50% in 2023.

	Postretirement Benefits
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Service cost (1)	$8	$7	$25	$21
Interest cost	23	22	69	65
Expected return on plan assets (2)	(36)	(36)	(109)	(107)
Amortization of:
Prior service credit	(3)	(8)	(11)	(24)
Net actuarial losses	—	(1)	—	(4)

Net periodic benefit credit	$(8)	$(16)	$(26)	$(49)

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.25% in 2024 and 6.50% in 2023.

Condensed Quarterly Financial Statements	51

NOTE P – RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES

A reconciliation of Net income to Net cash used in operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Nine months ended September 30,
	2024	2023
Net income	$950	$956
Difference between amounts accrued and amounts paid or collected for:
Loan income (loss)	(107)	(488)
Income from investments	(245)	(302)
Other interest income (loss)	(2)	90
Other income	2	—
Interest and other costs of borrowings, after swaps	(143)	211
Administrative expenses, including depreciation	50	36
Special programs	14	(7)
Transfers to the IDB Grant Facility	65	46
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(94)	(140)
Net (increase) decrease in trading investments	(4,017)	(2,039)
Net unrealized (gains) losses on trading investments	8	27
Other components of net pension benefit costs	(125)	(160)
Provision (credit) for developmental assets credit losses	(29)	112

Net cash used in operating activities	$(3,673)	$(1,658)

Supplemental disclosure of noncash activities
Increase (decrease) resulting from exchange rate fluctuations:
Trading investments	$(31)	$42
Loans outstanding	(93)	64
Debt securities	(41)	95
Borrowings	(193)	190
Receivable from members, net	1	1

NOTE Q – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine months ended September 30, 2024 and 2023, loans made to or guaranteed by countries that individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Nine months ended September 30,
	2024	2023
Argentina	$731	$658
Brazil	807	771

52	Condensed Quarterly Financial Statements

NOTE R – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The Russian war on Ukraine, the Israel-Hamas war, and high and persistent inflation in the region are additional sources of concern due to their downstream effects on the social and economic development of IDB’s borrowing member countries. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE S – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IDB Invest) became effective. During the seven-year period that ended on December 31, 2022, NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves nor co-finances NSG developmental related assets and IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. IDB Invest also executes, services, and monitors the Bank’s NSG loans portfolio.

As part of such reorganization, IDB Invest’s capitalization plan included additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers were intended to be achieved during the period 2018-2025 and for a total of $725 million. These transfers were conditional upon annual Board of Governors’ approval, which considered the continued maintenance of the Bank’s Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In February 2024, the Board of Governors approved an accelerated transfer of the remaining $143 million (2023 - $72 million), to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on their behalf. This transfer was in lieu of a distribution to the shareholders of both entities and therefore was recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $17 million and $20 million, respectively, for the nine month period ended September 30, 2024 (2023 - $16 million and $20 million, respectively).

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $13 million and $2 million, respectively, for the nine month period ended September 30, 2024 (2023 - $11 million and $2 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $313 million as of September 30, 2024 (December 31, 2023 - $225 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia,

Condensed Quarterly Financial Statements	53

and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $83 million as of September 30, 2024 (December 31, 2023 - $66 million), and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

In 2024, the Bank entered into another Agreement with Sweden to guarantee up to $250 million of lending exposure to the Governments of Brazil, Argentina and Ecuador for 22 years. The Agreement allows the Bank to increase lending support by up to $469 million for new projects in Bolivia, Brazil, Colombia, Ecuador, Guyana, Peru, Suriname, or Venezuela. During the term of the guarantee, if any sovereign-guaranteed loans by the Governments of Brazil, Argentina and Ecuador were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $250 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. There was no eligible exposure under this guarantee as of September 30, 2024, and there were no nonaccrual events associated with loans made to or guaranteed by Brazil, Argentina, or Ecuador.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE T – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 01, 2024, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of September 30, 2024.